BENEVET SOCIAL PURPOSE CORPORATION

FINANCIAL STATEMENTS

Inception (August 3, 2020) to December 31, 2020
(UNAUDITED)

BENEVET SOCIAL PURPOSE CORPORATION

FINANCIAL STATEMENTS

Inception (August 3, 2020) to December 31, 2020
(UNAUDITED)

TABLE OF CONTENTS



Wieland & Company, Inc.
Certified Public Accountants
232 S. Batavia Avenue, Batavia, Illinois 60510
Phone: 630-406-4490 • Fax: 630-406-4491
www.wielandcpas.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders
Benevet Social Purpose Corporation

We have reviewed the accompanying financial statements of Benevet Social Purpose Corporation (a development stage company), which comprise the balance sheet as of December 31, 2020, and the related statements of loss and accumulated deficit, and cash flows for the period from inception (August 3, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Wieland & Company, Inc.

Batavia, Illinois
January 14, 2021

BENEVET SOCIAL PURPOSE CORPORATION
BALANCE SHEET
DECEMBER 31, 2020

ASSETS
Cash		$	500
Intangible assets, licensed technology costs			222,506
	TOTAL ASSETS	$	223,006

LIABILITIES
Advances from affiliate		$	2,500

SHAREHOLDERS' EQUITY
Common stock, 20,000 shares authorized, 7,900 shares issued and outstanding		222,506
Accumulated deficit		(2,000)
	TOTAL SHAREHOLDERS' EQUITY	220,506
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $	223,006

BENEVET SOCIAL PURPOSE CORPORATION
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
INCEPTION (AUGUST 3, 2020) TO DECEMBER 31, 2020

REVENUES
None		$	–
EXPENSES			2,000
	NET LOSS AND ACCUMULATED DEFICIT	$	(2,000)

BENEVET SOCIAL PURPOSE CORPORATION
STATEMENT OF CASH FLOWS
INCEPTION (AUGUST 3, 2020) TO DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$	(2,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from affiliate			2,500
	NET INCREASE IN CASH AND CASH AT END OF YEAR	$	500

SCHEDULE OF NONCASH TRANSACTIONS
Issuance of common shares in exchange for licensed technology		$	222,506

See Independent Accountant's Review Report and Notes to Financial Statements.

BENEVET SOCIAL PURPOSE CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE A – ORGANIZATION AND ACTIVITIES

Benevet Social Purpose Corporation (the Company) is a corporation formed on August 3, 2020 in the State of Washington. The Company has issued 7,500 shares to Benecast, LLC, in exchange for a license to its software and technology for a veterinary telehealth platform. An additional 400 shares were issued to veterinary advisors to the Company.

Since the inception of Benecast, LLC, its activities have been in developing an online technology system to benefit the veterinary health care industry. The system seeks to 1) promote healthy animals and well-informed owners by making veterinary care more accessible and convenient, and by facilitating communication, and 2) support veterinarians by offering new methods for delivering, documenting, and coordinating care and for receiving compensation.

Animal owners will be enabled to communicate online with a veterinarian anytime and from anywhere. Owners can meet with a veterinarian for online video visits, to add photos and videos for the veterinarian to see, to exchange e-mail messages with the veterinarian, and to view and maintain animal medical records online. Veterinarians can manage and monitor patients from a distance while being paid for these services, be more accessible, invite client engagement and collaboration, increase revenue and work flexibility, and improve patient outcomes and client satisfaction.

The Company is in the development stage and is presently seeking financing to fund the completion of the technology product, hire employees, and begin marketing activities in order to begin generating revenues.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting. The Company has adopted a December 31st year end.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Concentrations of Credit Risk

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with a maturity of three months or less at the time of purchase. The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits.

Intangible Assets

The Company has capitalized the estimated value of licensed technology costs received in exchange for its issued shares in an amount equal to the licensor's capitalized costs computed in accordance with the provisions of FASB ASC Topic 985-20, *Costs of Software to Be Sold, Leased, or Marketed.* Costs incurred after establishing technological feasibility are capitalized and relate to developing the applications, infrastructure and website and totaled $222,506 at December 31, 2020. The costs will be amortized when the system is available for general release to veterinarians and owners. Future amortization shall be computed at the greater of the ratio that current gross revenues from the system bear to the total of current and anticipated future gross revenues for that product, or the amount under the straight-line method over the remaining estimated economic life of the system including the period being reported on.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a C corporation for income tax reporting purposes and has a net operating loss carryforward of approximately $2,000 at December 31, 2020. Any deferred tax asset has been reserved in full due to the uncertainty of its realization.

The financial statement effects of a tax position taken or expected to be taken are recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination. At December 31, 2020, the Company had no uncertain tax positions that qualify for recognition or disclosure.

Date of Management's Review

Subsequent events have been evaluated through January 14, 2021, which is the date the financial statements were available to be issued.

NOTE C – RELATED PARTY TRANSACTIONS

As discussed in Note A, the Company issued 7,500 shares to its majority parent company, Benecast, LLC, in exchange for a nonexclusive license to its software and technology for a veterinary telehealth platform. An additional 400 shares were issued to veterinary advisors to the Company. The 7,900 in issued shares were valued at $222,506 (see Note A).

Advances from affiliate of $2,500 at December 31, 2020, are noninterest-bearing, unsecured amounts due on demand to Benecast, LLC.

Presently operations are conducted in facilities owned by members of Benecast, LLC at no charge to the Company.

NOTE D – CONTINGENCIES

The accompanying financial statements have been prepared based on the assumption that the Company will commence operations and function as a going concern for the foreseeable future. This will require that additional capital be contributed from existing shareholders or from new investors. It will also require successful marketing and promotional efforts to build a sufficient recurring revenue base. Management is presently seeking investors and is exploring avenues to obtain additional funding, including equity crowdfunding from Wefunder. The financial statements do not include any adjustments to reflect the possible future effects should the Company be unable to complete the technology and begin generating customer revenues and sufficient cash flows.